UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 17, 2009.

       Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s press release dated May 18, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: May 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 17, 2009
2.	Press Release dated May 18, 2009

Exhibit 1

Elbit Systems U.S. Subsidiary and General Dynamics Form Joint Venture to Provide Tactical UAVs to U.S. Market

Haifa, Israel, May 17, 2009 – Elbit Systems Ltd. (NASDAQ:ESLT) announced today that its subsidiary, Elbit Systems of America, LLC and General Dynamics Armament and Technical Products have formed a new joint venture named UAS Dynamics, LLC, to provide unmanned aerial systems (UAS) to the Department of Defense (DoD) and other potential U.S. government customers through programs such as the recently announced U.S. Marine Corps’ Small Tactical Unmanned Aircraft System (STUAS)/Tier II program.

The solutions that UAS Dynamics will offer are based on advanced, mature UAS designs that have accumulated more than 150,000 operational flight hours to date: the combat-proven Hermes® and Skylark® systems, developed and fielded by Elbit Systems Ltd. UAS Dynamics will adapt those proven designs to incorporate new technologies that use U.S. engineering, technology, manufacturing and logistics resources to rapidly field and satisfy evolving U.S. requirements. The new platforms will fill current and future operational gaps allowing Intelligence, Surveillance and Reconnaissance (ISR) capabilities that range in size and scope from hand-held and tactical level systems to medium altitude, long-endurance level systems.

UAS Dynamics is equally owned by Elbit Systems of America and General Dynamics and is located in Fort Mill, South Carolina.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com
E-mail:	j.gaspr@elbitsystems.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Exhibit 2

Another International Success for Elbit Systems Weapon Stations:

ELBIT SYSTEMS AWARDED €25 MILLION CONTRACT TO SUPPLY AUSTRIAN ARMY WITH 12.7mm Weapon Stations

Fully developed by Elbit Systems, the new Electrically Remote Controlled Weapon Station- Medium (ERCWS- M) will be integrated on the IVECO Defense Vehicles LMV 4X4

Haifa, Israel, May 18, 2009 – Elbit Systems Ltd. (NASDAQ:ESLT) announced it has been awarded a contract valued at €25 million to supply the Austrian Army with Elbit Systems' new 12.7mm unmanned Electrically Remote Controlled Weapon Stations. The systems will be delivered over the course of the next four years.

The contract for the Austrian Army was signed between Elbit Systems and IVECO S.p.A., a subsidiary of the Fiat Group, prime contractor for the program. The Weapon Stations provided by Elbit Systems will be integrated into IVECO Defence Vehicles' Light Multi-role Vehicles (LMV) 4X4.

In addition to the day and night detection systems, Elbit Systems' weapon stations include a Multi-Threat Detection System (MTDS), capable of detecting, categorizing and pinpointing Laser, Radar and RF Sources. The MTDS provides a solution to threats caused by a variety of sources.

The new weapon station is based on Elbit Systems' expertise and combat proven fire control systems, drive systems and electro-optic systems. The system is highly suited for Light Multi-role Vehicles, enhancing the vehicles' capabilities by adding both sensors and firepower, with little increase in overall percentage of vehicle weight.

Bezhalel (Butzi) Machlis, General Manager of Elbit Systems Land and C4I Tadiran, said: “We are proud to have been selected to take part in this important project for the Austrian Armed Forces. Elbit Systems' co-operation with IVECO Defence Vehicles reflects the level of recognition we have achieved with our customers and international partners. The selection of our systems constitutes a breakthrough in an emerging international market emanating from a shift in the modern battlefield."

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail: info@gkir.com
E-mail:	j.gaspr@elbitsystems.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.